Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23   A Publicly-Held CompanyNIRE 35300010230

Announcement to the Market

Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”) announces to its stockholders and the market in general that, due to the news disclosed in the media, its controlled company Banco Itaucard S.A. (“Itaucard”) was notified by the São Paulo Municipal Government for allegedly violating tax legislation of the Municipality and not paying ISS (Service Tax) to the municipal public coffers related to credit card and leasing activities carried out by Itaucard.

Itaú Unibanco clarifies that it strictly follows tax legislation and always pays for all taxes due, and Itaucard’s operations in the city of Poá, former headquarter of the company, have always been duly carried out in this city based on a structure composed of personnel, facilities and technology that were compatible with the activities performed. This situation has already been corroborated in court by the Municipal Government and the Public Prosecution Office of the city of Poá.

The Company takes the opportunity to reaffirm the regularity and smoothness of the fiscal procedures adopted.

São Paulo (State of São Paulo), November 21, 2019.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations